BY EDGAR

August 2, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Rose Zukin

Re:	Marina Biotech, Inc.
Registration Statement on Form S-3
Filed July 25, 2011
File No. 333-175769

Dear Mr. Riedler:

On behalf of our client, Marina Biotech, Inc. (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated July 28, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to J. Michael French, the President and Chief Executive Officer of the Company, relating to the Registration Statement on Form S-3 that was filed by the Company with the Commission on July 25, 2011 (File No. 333-175769) (the “Registration Statement”).

The Company is responding to the Staff’s comments to, among other things, provide an explanation as to why the Company is eligible to conduct this offering on a Form S-3 registration statement. The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference):

Comment:

1.	We note that you have a pending confidential treatment request. All comments will need to be fully resolved before we take final action on the registration statement.

Response:

The Company acknowledges that it has a pending confidential treatment request relating to that certain Research and License Agreement dated as of February 3, 2011 by and between the Company and Debiopharm, S.A., and that all comments relating to that confidential treatment request will need to be fully resolved before the Staff takes final action on the Registration Statement.

Comment:

2.	We note that you are conducting a primary offering on a Form S-3. It does not appear that you are eligible to conduct this offering on a Form S-3 registration statement. Transaction Requirement Instruction I.B.1 may be used to establish a registrant’s eligibility if the aggregate market value of the voting and non-voting common equity held by the registrant’s non-affiliates is $75 million or more. Based on our review of your latest Form 10-K, it does not appear you meet this requirement. Instruction I.B.6(a) requires that the aggregate market value of securities sold by or on behalf of the registrant pursuant to this instruction is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant. It does not appear that you meet this requirement either. Please explain to us why you are eligible to use the Form S-3, providing calculations where applicable. Alternatively, please amend your registration statement on an appropriate form.

Response:

The Company acknowledges that it is not eligible to conduct this offering on a Form S-3 registration statement under General Instruction I.B.1 of Form S-3 due to the fact that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company, computed by use of the price at which the Company’s common stock was last sold on the NASDAQ Global Market as of a date within sixty (60) days prior to the filing of the Registration Statement, did not equal or exceed $75 million.

The Company further acknowledges that it is not eligible to conduct this offering on a Form S-3 registration statement under General Instruction I.B.6 of Form S-3 due to the fact that the aggregate market value of the securities being offered by the Company on the Registration Statement exceeds the difference between: (i) one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company and (ii) the aggregate market value of all securities sold by or on behalf of the Company in offerings pursuant to General Instruction I.B.6 during the twelve (12) calendar months prior to the filing of the Registration Statement.

However, the Company does believe that it is eligible to conduct this offering on a Form S-3 registration statement under General Instruction I.B.4 of Form S-3. General Instruction I.B.4 permits registrants meeting the registrant requirements specified in General Instruction I.A to register on Form S-3 securities to be offered upon the exercise of outstanding warrants issued by the issuer of the securities to be offered, provided that (i) the issuer has sent, within the twelve (12) calendar months immediately before the registration statement is filed, material containing the information required by Rule 14a-3(b) (the “Annual Report Information”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to all record holders of the warrants and (ii) the issuer has provided, within the twelve (12) calendar months immediately before the Form S-3 registration statement is filed, the information required by Items 401, 402, 403 and 407(c)(3), (d)(4), (d)(5) and (e)(4) of Regulation S-K (all of such information, the “Regulation S-K Information”) to all holders of the warrants.

The offering that the Company is seeking to register on the Registration Statement is an offering of shares of its common stock, par value $0.006 per share (the “Common Stock”), issuable upon exercise of the Company’s 44,612,000 outstanding Series A Warrants (the “Series A Warrant Shares”). Each Series A Warrant is exercisable for one share of Common Stock. The Company issued 22,318,500 Series A Warrants on May 20, 2011 to the investors who purchased the Company’s securities in the underwritten public offering (the “Public Offering”) that the Company conducted pursuant to that certain Underwriting Agreement dated May 17, 2011 between the Company and Roth Capital Partners, LLC, and the remaining 22,293,500 Series A Warrants between June 7, 2011 and July 12, 2011 upon the exercise of the Series B Warrants that the Company issued on May 20, 2011 as part of the Public Offering. The Series B Warrants are exercisable for one share of Common Stock and one Series A Warrant. All Series B Warrants that were not exercised expired by their terms on July 12, 2011. Thus, no further Series A Warrants will be issued. We note that all persons who acquired Series A Warrants upon exercise of Series B Warrants between June 7, 2011 and July 12, 2011 also acquired Series A Warrants upon the closing of the Public Offering on May 20, 2011.

The Company registered all of the Series A Warrants (along with the 22,318,500 shares of Common Stock and the 22,318,500 Series B Warrants that the Company issued on May 20, 2011, as well as the 22,318,500 shares of Common Stock issuable upon exercise of the Series B Warrants) on that certain registration statement on Form S-1 (No. 333-173108) (the “Form S-1”) that was declared effective by the Commission on May 11, 2011. The Company did not register the Series A Warrant Shares on the Form S-1 due to the fact that it did not have a sufficient number of authorized shares of Common Stock available for issuance upon exercise of all of the Series A Warrants at that time. At the Annual Meeting of Stockholders held on July 14, 2011, the stockholders of the Company approved an amendment to its certificate of incorporation to increase the number of authorized shares of Common Stock from 90,000,000 to 180,000,000 shares.

All of the investors in the Public Offering were provided with a copy of the prospectus contained in the Form S-1 in connection with their participation in the Public Offering. The prospectus contained all of the specific Annual Report Information that the Company, as a “smaller reporting company” as defined in Rule 405 of the Securities Act of 1933, as amended, is required to include in an annual report meeting the requirements of Rule 14a-3(b). We note in this regard specifically that a “smaller reporting company” is permitted by the final sentence of Rule 14a-3(b)(1) to provide such financial information as is specified in Article 8 of Regulation S-X in lieu of the financial information required by paragraph (b)(1) of Rule 14a-3. The prospectus also included all of the Regulation S-K Information that the Company was required to include therein.

Further, on June 9, 2011, the Company mailed to all record holders of its Common Stock on May 23, 2011, including holders of the Series A Warrants who participated in the Public Offering, a copy of its Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) relating to the Company’s Annual Meeting of Stockholders for 2011. The Proxy Statement was accompanied by a copy of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”). The Proxy Statement and the Form 10-K collectively contained all of the Annual Report Information and the Regulation S-K Information that is required of the Company.

Based upon the foregoing, we respectfully believe that the Company is eligible to conduct this offering on a Form S-3 registration statement.

If you have any further questions or comments, or would like to discuss this response letter or the Registration Statement, please feel free to call me at (212) 326-0468.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	J. Michael French, Marina Biotech, Inc.

Peter S. Garcia, Marina Biotech, Inc.

Lawrence Remmel Esq., Pryor Cashman LLP

4